Exhibit 99.1

TransAlta Corporation Provides Notice of Series G Preferred Shares Conversion Right and Announces Reset Dividend Rates

CALGARY, Aug. 30, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA)  NYSE: TAC) announced today that it does not intend to exercise its right to redeem all or any portion of the currently outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series G ("Series G Shares") (TSX: TA.PR.J) on September 30, 2019 (the "Conversion Date").

As a result, and subject to certain conditions, the holders of the Series G Shares will have the right to elect to convert all or any of their Series G Shares into Cumulative Redeemable Floating Rate First Preferred Shares, Series H of the Company ("Series H Shares") on the basis of one Series H Share for each Series G Share on the Conversion Date.

As provided in the share terms of the Series G Shares, the foregoing conversion right is subject to the conditions that: (i) if TransAlta determines that there would remain outstanding immediately following the conversion, less than 1,000,000 Series G Shares, all remaining Series G Shares shall be converted automatically into Series H Shares on a one-for one basis effective September 30, 2019; or (ii) if TransAlta determines that there would remain outstanding immediately after the conversion, less than 1,000,000 Series H Shares, holders of Series G Shares shall not be entitled to convert their shares into Series H Shares on the Conversion Date. There are currently 6,000,000 Series G Shares outstanding.

With respect to any Series G Shares that remain outstanding after September 30, 2019, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of TransAlta. The annual dividend rate for the Series G Shares for the five-year period from and including September 30, 2019 to but excluding September 30, 2024, will be 4.988%, being equal to the five-year Government of Canada bond yield of 1.188% determined as of today plus 3.80%, in accordance with the terms of the Series G Shares.

With respect to any Series H Shares that may be issued on September 30, 2019, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board of Directors of TransAlta. The annual dividend rate for the 3-month floating rate period from and including September 30, 2019 to but excluding December 31, 2019 will be 5.438%, being equal to the annual rate for the most recent auction of 90-day Government of Canada Treasury Bills of 1.638% plus 3.80%, in accordance with the terms of the Series H Shares (the "Floating Quarterly Dividend Rate"). The Floating Quarterly Dividend Rate will be reset every quarter.

The Series G Shares are issued in "book entry only" form and must be purchased or transferred through a participant in the CDS depository service ("CDS Participant"). All rights of holders of Series G Shares must be exercised through CDS or the CDS Participant through which the Series G Shares are held. The deadline for the registered shareholder to provide notice of exercise of the right to convert Series G Shares into Series H Shares is 3:00 p.m. (MST) / 5:00 p.m. (EST) on September 15, 2019.  Any notices received after this deadline will not be valid. As such, holders of Series G Shares who wish to exercise their right to convert their shares should contact their broker or other intermediary for more information and it is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with time to complete the necessary steps.

If TransAlta does not receive an election notice from a holder of Series G Shares during the time fixed therefor, then the Series G Shares shall be deemed not to have been converted (except in the case of an automatic conversion). Holders of the Series G Shares and the Series H Shares will have the opportunity to convert their shares again on September 30, 2024, and every five years thereafter as long as the shares remain outstanding. For more information on the terms of the Series G Shares and the Series H Shares, please see TransAlta's articles of amalgamation, including the share terms and shares in series schedule attached thereto as Schedule "A", which are available on the Company's website under the Investor Centre (Governance).

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward Looking Information

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "may", "will", "should", "estimate", "intend" or other similar words). Specifically, this news release contains forward-looking information with respect to the Company, the Series G Shares and the Series H Shares, including but not limited to future conversions, redemptions and dividends. All forward-looking information reflect the Company's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this press release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company's Annual Report and Management's Discussion and Analysis, and the risks set out in the prospectus supplement dated August 8, 2014 relating to the issuance of the Series G Shares, filed under the Company's profile on SEDAR at www.sedar.com  and with the U.S. Securities and Exchange Commission at www.sec.gov.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2019/30/c5911.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:35e 30-AUG-19